Exhibit 99.1

Ming Shing Group Holdings Limited Announces Addition to Board of Directors

Hong Kong, December 17, 2024 – Ming Shing Group Holdings Limited (the “Company” or “Ming Shing”) (NASDAQ: MSW), a Hong Kong-based company mainly engaged in wet trades works whose mission it is to become the leading wet trades works service provider in Hong Kong, announces a significant update in its board of directors (the “Board of Directors”).

Ming Shing is pleased to announce the increase in the size of its Board of Directors by one (1), bringing the total number of directors to five (5) and the appointment of Wenjin Li to its Board of Directors as the fifth director. Mr. Li, age 45, has over 20 years of experience in business administration and sales and marketing. His expertise will be pivotal to Ming Shing’s future business development.

“We are excited to welcome Wenjin Li to our Board of Directors,” stated Chi Ming Lam, CEO of Ming Shing. “His business administration experience will undoubtedly bring the Company to greater heights.”

About Wenjin Li

Mr. Wenjin Li, age 45, has over 20 years of experience in business administration and sales and marketing. Mr. Li currently serves as general manager of Xiamen Zhenghe Xinneng Digital Technology Co., Ltd, a position he has held since 2016. From 2007 to 2016, he was general manager of FeiQuBuKe (Xiamen) Information Technology Co., Ltd. From 2004 to 2007, he was vice president of Jinan Dali Food Co., Ltd. From 2001 to 2004, he was sales manager of Tsingtao Brewery Group (Guangdong Company and Fujian Company). Mr. Li obtained a bachelor of business management from Xiamen University in 2001.

About Ming Shing Group Holdings Limited

Ming Shing Group Holdings Limited is a Hong Kong-based company mainly engaged in wet trades works, such as plastering works, tile laying works, brick laying works, floor screeding works and marble works. With a mission to become the leading wet trades works services provider in Hong Kong, the Company strives to provide quality services that comply with its customers’ quality standards, requirements, and specifications. The Company conducts its business through its two wholly-owned Hong Kong operating subsidiaries, MS (HK) Engineering Limited and MS Engineering Co. Limited. MS (HK) Engineering Limited is a registered subcontractor and a registered specialist trade contractor under the Registered Specialist Trade Contractors Scheme of the Construction Industry Council and undertakes both private and public sector projects, while MS Engineering Co., Limited mainly focuses on private sector projects. For more information, please visit the Company’s website: https://ir.ms100.com.hk.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Ming Shing Group Holdings Limited

Investor Relations Department

Email: ir@ms100.com.hk